SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER
THE TRUST INDENTURE ACT OF 1939

GENERAL MEDIA, INC.

(Name of applicant)

2 Penn Plaza, 11th Floor
New York, New York 10121
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT

13% Term Loan Notes Due 2011	Aggregate principal amount of $38,000,000

Approximate date of proposed public offering:
Upon the Effective Date of the Plan (as defined herein)

Name and address of agent for service:
Laurence Sutter, General Counsel
General Media, Inc.
2 Penn Plaza, 11th Floor
New York, New York 10121

with copies to:
Robert J. Feinstein, Esq.
Pachulski, Stang, Ziehl, Young, Jones & Weintraub P.C.
780 Third Avenue, 36th Floor
New York, New York 10017

GENERAL
Item 1. General information.
Item 2. Securities Act exemption available.
AFFILIATIONS
Item 3. Affiliates.
MANAGEMENT AND CONTROL
Item 4. Directors and executive officers.
Item 5. Principal owners of voting securities.
UNDERWRITERS
Item 6. Underwriters.
CAPITAL SECURITIES
Item 7. Capitalization.
INDENTURE SECURITIES
Item 8. Analysis of Indenture Provisions.
EXHIBIT INDEX
EXHIBIT 99.T3B-2
EX-99.T3C
EX-99.T3E-1
EX-99.T3E-2
EX-99.T3E-3
EX-99.T3G

     General Media, Inc. (hereinafter the “Applicant” or the “Company”) hereby amends this application for qualification (the “Application”) on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL

Item 1. General information.

(a)	The Applicant is a corporation.

(b)	The Applicant is organized under the laws of the State of Delaware.

Item 2. Securities Act exemption available.

     Under the terms and subject to the conditions set forth in the Fourth Amended Joint Plan of Reorganization of General Media, Inc. and its direct and indirect subsidiaries listed below1 dated August 12, 2004 (the “Plan”) filed as an exhibit hereto, the Applicant has offered 13% Term Loan Notes due 2011 (the “Notes”) in the aggregate original principal amount of $38,000,000. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”).

     The Notes have been offered by the Applicant in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 1145 of Title 11 of the United States Code, as amended. The Plan contemplates, among other things, the restructuring of the outstanding debt of the Applicant, in part through the issuance by the Applicant of the Notes as set forth in the Plan. For a more complete description of the Notes, reference is made to the Plan and the Indenture.

     The Notes are to be issued as of the Effective Date as defined in the Plan (the “Effective Date”). The effectiveness of the Plan is subject to the satisfaction of various conditions.

AFFILIATIONS

Item 3. Affiliates.

     Set forth below is a list of all direct and indirect subsidiaries of the Applicant as of the date of this Application.

[1]	General Media Art Holding, Inc., General Media Communications, Inc., General Media Entertainment, Inc., General Media UK Limited, GMCI Internet Operations, Inc., GMI On-Line Ventures, Ltd., Penthouse Images Acquisitions, Ltd. and Pure Entertainment Telecommunications, Inc.

Subsidiary	Percentage of Ownership
General Media Art Holding, Inc.	100% by Applicant
General Media Communications, Inc. (“GMCI”)	100% by Applicant
General Media Entertainment, Inc.	100% by GMCI
General Media UK Limited	100% by GMCI
GMCI Internet Operations, Inc.	100% by GMCI
GMI On-Line Ventures, Inc.	100% by Applicant
Penthouse Clubs International Establishment	100% by GMCI
Penthouse Financial Services, N.V.	100% by GMCI
Penthouse Images Acquisitions, Ltd.	100% by GMCI
Pure Entertainment Telecommunications, Inc.	100% by GMCI

     See Items 4 and 5 of this Application for other persons who may be deemed to be “affiliates” of the Applicant.

MANAGEMENT AND CONTROL

Item 4. Directors and executive officers.

     The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. The address for each director and executive officer listed below is 2 Penn Plaza, 11th Floor, New York, New York 10121.

Name	Office
Robert C. Guccione	Chairman and Chief Executive Officer
Charles Samel	Director
Tonina Biggs Andrews	Director and Assistant Secretary
Laurence Sutter	Senior Vice President, General Counsel and Secretary
Jim Sullivan	Chief Restructuring Officer

     The following table sets forth the names of and all offices to be held by directors and executive officers of the Applicant as of the Effective Date.

Name	Office
Marc H. Bell	Director and President
Daniel C. Staton	Director, Treasurer and Secretary

Item 5. Principal owners of voting securities.

     The following table sets forth certain information as to each person currently owning 10% or more of the voting securities of the Applicant as of August 25, 2004.

			Percentage of
			Voting
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
Penthouse International, Inc.	Common Stock	475,000	99.5%
2200 SW 10th Street
Deerfield Beach, Florida 33442

     Upon the Effective Date, the applicant will have 1,000,000 shares of its common stock, par value $0.01 per share, issued and outstanding. The following table sets forth, upon the Effective Date, certain information regarding beneficial ownership of the Applicant’s common stock by each person who will be known by us to beneficially own more than 10% of our common stock. The table also identifies the stock ownership of each of our directors and each of our officers.

			Percentage of
			Voting Securities
Name and Title of Beneficial Owner	Title of Class Owned	Amount Owned	Owned
Pet Capital Partners LLC (1)	Common Stock	886,897	88.7%
Marc H. Bell, Director and President (1)	Common Stock	886,897	88.7%
Daniel C. Staton, Director, Treasurer and Secretary (1)	Common Stock	886,897	88.7%

(1)	Marc H. Bell and Daniel C. Staton are the control persons of NAFT Ventures I LLC (“NAFT”), a Delaware limited liability company. NAFT is the sole member of Pet Capital Partners LLC. As such, each of NAFT, Mr. Bell and Mr. Staton have investment power and voting control over these securities.

UNDERWRITERS

Item 6. Underwriters.

     (a) Within the three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this Application.

     (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

Item 7. Capitalization.

     (a) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of August 25, 2004:

		Number of Shares
	Number of Shares	or Principal Amount
Title of Class	Or Principal Amount Authorized	Outstanding
Common Stock	1,670,000	477,401.14
Class A Preferred Stock	30,000	11,614.3857
Preferred Stock	300,000	-0-
Series C 15% Senior Notes due 2004	$85,000,000	$39,896,820

     The following table sets forth certain information with respect to each authorized class of securities of the Applicant proposed as of the Effective Date:

	Number of Shares	Number of Shares or
Title of Class	or Principal Amount Authorized	or Principal Amount Outstanding
Common Stock	10,000,000	1,000,000
Preferred Stock	1,000,000	-0-
13% Term Loan Notes due 2011	$38,000,000	$38,000,000

     (b) Each outstanding share of the Applicant’s common stock is entitled to one vote on all matters submitted to a vote of the Applicant’s stockholders. None of the other classes of outstanding securities of the Applicant is entitled to voting rights except under limited circumstances. As of the Effective Date, each share of the reorganized Applicant’s common stock will entitle the holder thereof to one vote on all matters submitted to a vote of the stockholders of the reorganized Applicant.

INDENTURE SECURITIES

Item 8. Analysis of Indenture Provisions.

     The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the Indenture filed as Exhibit T3C hereto. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

(a) Events of Default; Withholding of Notice

     The “Events of Default” set forth in the Indenture are as follows:

(1)	failure to pay principal of any Security when due (upon acceleration, optional or mandatory redemption, required repurchase or otherwise);

(2)	failure to pay interest on any Security when due, and such default continues for a period of 30 days;

(3)	default in the payment of principal and interest on Securities required to be purchased pursuant to an Offer to Purchase pursuant to Section 1015 of the Indenture when due and payable;

(4)	failure to perform or comply with the provisions contained in Article Eight of the Indenture;

(5)	failure to perform any other covenant or agreement of the Issuer under the Indenture, the Securities or any Security Document and such failure continues for 60 days after written notice to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of outstanding Securities;

(6)	(i) any default by the Issuer or any Subsidiary in the payment of the principal or interest has occurred with respect to amounts in excess of $10.0 million under any agreement, indenture or instrument evidencing Debt, which is pari passu with or senior to the Securities in right of payment, when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived and, if not already matured at its final Maturity in accordance with its terms, the holders of such Debt shall have the right to accelerate such Debt, or (ii) any event of default as defined in any agreement, indenture or instrument of the Issuer or any Subsidiary evidencing Debt in excess of $10.0 million shall have occurred and the Debt thereunder, if not already matured at its final Maturity in accordance with its terms, shall have been accelerated;

(7)	the rendering of a final judgment or judgments against the Issuer or any Subsidiary in an amount in excess of $10.0 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

(8)	the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Issuer or any Subsidiary in an involuntary case or proceeding under any applicable U.S. Federal or State or other applicable bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Issuer or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer or any Subsidiary under any applicable U.S. Federal or State, or other applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or any Subsidiary or of any substantial part of the property of the Issuer or any Subsidiary, or ordering the winding up or liquidation of the affairs of the Issuer or any Subsidiary, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or

(9)	the commencement by the Issuer or any Subsidiary of a voluntary case or proceeding under any applicable U.S. Federal or State, or other applicable bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated as bankrupt or insolvent, or the consent by the Issuer or any Subsidiary to the entry of a decree or order for relief in respect of the Issuer or such Subsidiary in an involuntary case or proceeding under any applicable U.S. Federal or State, or other applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Issuer or a Subsidiary, or the filing by the Issuer or any Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable U.S. Federal or State, or other applicable law, or the consent by the Issuer or any Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Issuer or any Subsidiary or of substantially all of the property of the Issuer or any Subsidiary, or the making by the Issuer or any Subsidiary of an assignment for the benefit of creditors, or the admission by the Issuer or any Subsidiary in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Issuer or any Subsidiary in furtherance of any such action.

(10)	the Liens created by the Security Documents shall at any time not constitute a valid and perfected Lien on the Collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required herein or therein) in favor of the Collateral Agent, free and clear of all other Liens (other than Permitted Liens), or, except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with the terms of the Indenture, any of the Security Documents shall for whatever reason be terminated or cease to be in full force and effect, if in either case, such default continues for 15 days or the enforceability thereof shall be contested by the Issuer or any Subsidiary Guarantor; or

(11)	any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of the Indenture and such Subsidiary Guarantee) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee.

     If an Event of Default (other than an Event of Default specified in (8) or (9) above) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities may declare the Securities to be due and payable immediately, by a notice in writing to the Issuer (and to the Trustee if given by Holders), and upon any such declaration the principal and any accrued interest on all Outstanding Securities shall become immediately due and payable. If an Event of Default specified in (8) or (9) above occurs, the principal of and any accrued interest on the Securities then Outstanding shall ipso facto become immediately due and payable without any declaration or other Act on the part of the Trustee or any Holder.

     A declaration of acceleration may be rescinded by Holders of a majority in principal amount of the Outstanding Securities, if all existing Events of Default, other than the non-payment of principal or (and premium, if any) or interest on the Securities which have become due solely by such declaration of acceleration, have been cured or waived and no judgment or decree of payment of money due has been obtained by the Trustee as provided for in the Indenture. Defaults may be waived by the Holders of a majority in principal amount of the Outstanding Securities, upon the conditions provided in the Indenture, except that such Holders may not waive a default in payment of principal, premium or interest on the Securities that has occurred and has not been cured or in respect of a covenant or provision which cannot be modified without the consent of the Holder of each Security affected; however, such Holders may rescind an acceleration and its consequences that resulted from such acceleration.

     The Trustee shall give the Holders notice of any default hereunder of which it has knowledge as and to the extent provided by the Trust Indenture Act; provided, however, that in the case of any default specified in (5) above, no such notice to Holders shall be given until at least 90 days after the occurrence of such default. Except in the case of an Event of Default in payment of principal of (premium, if any) or interest on any Security, the Trustee may withhold notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders.

(b) Authentication and Delivery of the Securities Under the Indenture and Application of Proceeds Thereof

     The Securities to be issued under the Indenture may from time to time be executed on behalf of the Issuer by its proper officers and delivered to the Trustee for authentication and delivery in accordance with the Issuer’s order and the Indenture. Each Security shall be dated the date of its authentication, and no Security shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence that such Security has been duly authenticated under the Indenture.

     The Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate Securities on behalf of the Trustee. Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent.

     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Securities because the Securities will be issued in exchange for 15% Senior Notes and in payment of Allowed General Unsecured Claims pursuant to the Plan.

(c) Release of Collateral Subject to the Lien of the Indenture

     Collateral may be released from the security interest created by the Security Documents at any time or from time to time, and the Security Documents may be terminated, in accordance with the provisions of the Security Documents. The release of any Collateral from the terms of the Indenture and of the Security Documents or the release of, in whole or in part, the Liens created by the Security Documents, or the termination of the Security Documents, will not be deemed to impair the Lien on the Collateral in contravention of the provisions of the Indenture if and to the extent the Collateral or Liens are released, or the Security Documents are terminated, pursuant to the applicable Security Documents. The Trustee and each of the Holders acknowledge that a release of Collateral or a Lien strictly in accordance with the terms of the Security Documents will not be deemed for any purpose to be an impairment of the Lien on the Collateral in contravention of the terms of the Indenture. To the extent applicable, the Issuer and each obligor on the Securities shall cause Section 314(d) of the Trust Indenture Act relating to the release of property or securities from the Lien thereof and of the Security Documents to be complied with. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an officer of the Issuer, except in cases which Section 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent person.

(d) Satisfaction and Discharge of the Indenture

     The Indenture will be discharged and will cease to be of further effect when:

(1) either (A) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 307 of the Indenture and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 1003 of the Indenture) have been delivered to the Trustee for cancellation; or (B) all such Securities not theretofore delivered to the Trustee for cancellation (a) have become due and payable, or (b) will become due and payable at its Stated Maturity within one year, or (c) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the sole expense, of the Issuer, and the Issuer, in the case of (a), (b) or (c) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount in cash or U.S. Government Obligations sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be including, without limitation, the payment of all fees and expenses of the Trustee, its agents and counsel;

(2) the Issuer has paid or caused to be paid all other sums payable under the Indenture by the Issuer including, without limitation, the payment of all fees and expenses of the Trustee, its agents and counsel; and

(3) the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent under the Indenture provided for relating to the satisfaction and discharge of the Indenture have been complied with.

     Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of or interest on any Security and remaining unclaimed for one year after such principal or interest has become due and payable shall be paid to the Issuer on Issuer Request, or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money and all liability of the Issuer as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

(e) Evidence Required to be Furnished by the Obligor to the Trustee a to Compliance with the Conditions and the Covenants Provided for in the Indenture

     The Issuer will deliver to the Trustee, within 90 days after the end of its fiscal year, which initially shall be December 31, of the Issuer ending after the date hereof an Officers’ Certificate, stating whether or not to the best knowledge of the signers thereof the Issuer is in default in the performance and observance of any of the terms, provisions and conditions of Section 801 or Sections 1004 to 1017, inclusive, of the Indenture, and if the Issuer shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

     The Issuer shall deliver to the Trustee, as soon as possible and in any event within 10 days after the Issuer becomes aware of the occurrence of an Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officers’ Certificate setting forth the details of such Event of Default or default, and the action which the Issuer proposes to take with respect thereto.

     The Issuer shall deliver to the Trustee within 90 days after the end of each fiscal year a written statement by the Issuer’s independent public accountants stating (A) that their audit examination has included a review of the terms of the Indenture and the Securities as they relate to accounting matters, and (B) whether, in connection with their audit examination, any event which, with notice or the lapse of time or both, would constitute an Event of Default under Section 1008 and Section 1011 of the Indenture has come to their attention and, if such a default has come to their attention, specifying the nature and period of the existence thereof.

     Upon any application or request by the Issuer to the Trustee to take any action under any provision of the Indenture, the Issuer is required to furnish to the Trustee an Officer’s Certificate or an Opinion of Counsel as may be required under the Trust Indenture Act to the effect that all conditions precedent and covenants, if any provided for in the Indenture relating to the proposed actions have been satisfied.

Item 9. Other obligors.

     Each of the following subsidiaries of the Applicant will guarantee the Applicant’s payment obligations under the Indenture. The mailing address of each of the following is c/o General Media, Inc., 2 Penn Plaza, 11th Floor, New York, New York 10121.

General Media Art Holding, Inc.
General Media Communications, Inc.
General Media Entertainment, Inc.
General Media UK Limited
GMCI Internet Operations, Inc.
GMI On-Line Ventures, Inc.
Penthouse Images Acquisitions, Ltd.
Pure Entertainment Telecommunications, Inc.

Contents of application for qualification. This application for qualification comprises—

(a)	Pages numbered 1 to 11, consecutively.

(b)	The statement of eligibility and qualification of each trustee under the indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement:

Exhibit T3A	Amended and Restated Certificate of Incorporation of Applicant, as amended (incorporated herein by reference to Exhibit 3.3 to Applicant’s Form 10-K for the fiscal year ended December 31, 2000)

Exhibit T3B-1	Bylaws of Applicant (incorporated herein by reference to Exhibit 3.2 to Applicant’s registration statement on Form S-4 filed on March 22, 1994 (Registration No. 33-76716))

Exhibit T3B-2	Amendment of Bylaws of Applicant by Written Consent of Majority Shareholder in lieu of Meeting of Applicant

Exhibit T3C	Form of Indenture between Applicant and the Trustee

Exhibit T3D	Not applicable

Exhibit T3E-1	Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code for the Debtors’ Joint Plan of Reorganization dated January 21, 2004

Exhibit T3E-2	Debtors’ Fourth Amended Joint Plan of Reorganization dated August 12, 2004

Exhibit T3E-3	Supplement, dated August 12, 2004, to Debtors’ Fourth Amended Joint Plan of Reorganization

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (included in Exhibit T3C)

Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicant, General Media, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York and State of New York, on the 26th day of August, 2004.

GENERAL MEDIA, INC.
By:	/s/ JIM SULLIVAN
	Name:	Jim Sullivan
	Title:	Chief Restructuring Officer

Attest:	/s/ LAURENCE SUTTER

	Name:	Laurence Sutter
	Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A	Amended and Restated Certificate of Incorporation of Applicant (incorporated herein by reference to Exhibit 3.3 to Applicant’s Form 10-K for the fiscal year ended December 31, 2000)

Exhibit T3B-1	Bylaws of Applicant (incorporated herein by reference to Exhibit 3.2 to Applicant’s registration statement on Form S-4 filed on March 22, 1994 (Registration No. 33-76716))

Exhibit T3B-2	Amendment of Bylaws of Applicant by Written Consent of Majority Shareholder in lieu of Meeting of Applicant

Exhibit T3C	Form of Indenture between Applicant and the Trustee

Exhibit T3D	Not applicable

Exhibit T3E-1	Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code for the Debtors’ Joint Plan of Reorganization dated January 21, 2004

Exhibit T3E-2	Debtors’ Fourth Amended Joint Plan of Reorganization dated August 12, 2004

Exhibit T3E-3	Supplement, dated August 12, 2004, to Debtors’ Fourth Amended Joint Plan of Reorganization

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (included in Exhibit T3C)

Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1